Exhibit 99.1

Four Seasons Education Reports Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

SHANGHAI, May 16, 2018 (PRNewswire) – Four Seasons Education (Cayman) Inc.  (“Four Seasons Education” or the “Company”) (NYSE:FEDU), a leading after-school math education service provider for elementary school students in Shanghai, today announced its unaudited financial results for the fourth quarter and fiscal year 2018, ended February 28, 2018.

Fourth Quarter Financial and Operational Highlights:

•	Revenue increased by 40.0% to RMB67.2 million (US$10.6 million) from RMB48.0 million in the same period of last year.
•	Gross profit increased by 38.6% to RMB37.7 million (US$6.0 million) from RMB27.2 million in the same period of last year. Gross margin was 56.1%, compared with 56.6% in the same period of last year.
•	Operating income decreased by 71.1% to RMB1.8 million (US$0.3 million) from RMB6.1 million in the same period of last year.
•	Adjusted operating income(1) (non-GAAP) increased by 12.0% to RMB8.1 million (US$1.3 million), from RMB7.2 million in the same period of last year.
•	Net income was RMB2.7 million (US$0.4 million), a decrease of 17.8% from RMB3.3 million in the same period of last year.
•

Adjusted net income(2) (non-GAAP) increased by 106.7% to RMB9.0 million (US$1.4 million) from RMB4.4 million in the same period of last year. Adjusted net margin(3) (non-GAAP) was 13.4%, compared with 9.1% in the same period of last year.

•

Basic and diluted net income per American Depositary Share (“ADS”) attributable to ordinary shareholders was RMB0.09 (US$0.01) and RMB0.08 (US$0.01), respectively, compared with RMB0.09 and RMB0.09, respectively, for the same period of last year. Each two ADSs represent one ordinary share.

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders (non-GAAP) was RMB0.22 (US$0.03) and RMB0.20 (US$0.03), respectively, compared with RMB0.13 and RMB0.13, respectively, for the same period of last year.

•	Number of learning centers reached 38 as of February 28, 2018, compared to 29 as of February 28, 2017.
•	Total student enrollment(4) reached 16,010, up 25.4% from 12,767 during the same period of last year.

Fiscal Year 2018 Financial and Operational Highlights:

•	Revenue increased by 47.9% to RMB300.5 million (US$47.5 million) from RMB203.2 million in the fiscal year 2017.
•	Gross profit increased by 62.2% to RMB191.1 million (US$30.2 million) from RMB117.8 million in the fiscal year 2017. Gross margin was 63.6%, compared with 58.0% in the fiscal year 2017.

•

Operating income decreased by 2.6% to RMB61.6 million (US$9.7 million) from RMB63.2 million in the fiscal year 2017. Adjusted operating income(1) (non-GAAP) increased by 27.8% to RMB85.1 million (US$13.4 million) from RMB66.6 million in the fiscal year 2017.

•

Net income reached RMB41.8 million (US$6.6 million), an increase of 141.3% from RMB17.3 million in the fiscal year 2017. Adjusted net income(2) (non-GAAP) increased by 32.8% to RMB65.3 million (US$10.3 million) from RMB49.2 million in the fiscal year 2017. Adjusted net margin(3) (non-GAAP) was 21.7%, compared with 24.2% in the fiscal year 2017.

•

Basic and diluted net income per ADS attributable to ordinary shareholders was RMB1.07 (US$0.17) and RMB0.99 (US$0.16), respectively, compared with RMB0.49 and RMB0.47, respectively, for the fiscal year 2017. Each two ADSs represent one ordinary share.

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders (non-GAAP) was RMB1.76 (US$0.28) and RMB1.62 (US$0.26), respectively, compared with RMB1.62 and RMB1.57, respectively, for the fiscal year 2017.

•	Total student enrollment(4) reached 122,606, up 5.4% from 116,294 during the fiscal year 2017.

(1) Adjusted operating income is defined as operating income excluding share-based compensation expenses.

(2) Adjusted net income is defined as net income excluding share-based compensation expenses and fair value change of warrants.

(3) Adjusted net margin is defined as adjusted net income divided by revenue.

(4) Total student enrollment is defined as the cumulative number of courses enrolled in and paid for by the Company’s students during the respective period, including multiple courses enrolled in and paid for by the same student.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

“We are pleased to conclude our 2018 fiscal year on a strong note while maintaining multiple areas of progress in the fourth quarter,” said Mr. Peiqing Tian, Chairman and Chief Executive Officer of Four Seasons Education. “During the quarter, our total student enrollment increased by 25.4% year over year, driven by diversified programs and course offerings for students at different age groups, as well as the expansion of our learning center network outside Shanghai. Specifically, our middle school program covering multiple subjects and providing knowledge enhancement training services has experienced strong enrollment growth, reflecting our superior course design quality and teaching effectiveness. In the first quarter of fiscal year 2019, we have entered into an acquisition agreement to acquire 90% equity shares of a renowned early childhood education provider in Shanghai, to spearhead our efforts to penetrate into pre-school tutoring market. We also made encouraging progress in our learning center network expansion outside the Shanghai area, with newly registered learning centers in Fuzhou and Shenzhen, which extends our presence to more provinces in China.

“In addition, at the end of this February, the Ministry of Education released a new policy that aims to further alleviate the study burden on primary school students. After the policy announcement, we conducted a comprehensive review of our teaching materials to ensure that our class contents meet regulatory requirements. It is worth mentioning that our strong teaching capabilities enable us to always provide students with different approaches to solutions using the knowledge within their grade level, instead of using the knowledge that should be taught at higher levels. Although we expect the new policy will have a short-term impact on the after-school education industry, we believe it will help to generate a more regulated market environment in the long run, which will benefit institutions like us with a strong understanding of education and student intellectual development paths. In the meantime, we have been actively shifting our operations to cover wider age groups and more subjects, with a goal of keeping our position and competitive edge in the evolving market.”

Ms. Yi (Joanne) Zuo, Director and Chief Financial Officer of Four Seasons Education, commented, “During the fourth quarter, our top-line was impacted by the behind-schedule application of the law on promotion of non-public schools, which caused the delayed opening of our new learning centers and postponed their enrollment processes. In December, the release of the new policy that imposes limitations on certain types of after-school academic-related competitions also negatively affected our enrollment in January and February. In addition, in compliance with the new policy, some of our courses were restricted to open enrollment to our existing students only, which further impacted our revenue growth.

“On the operating front, we incurred a substantial increase in our sales and marketing expenses, primarily driven by our student promotion expenses outside of the Shanghai area as well as our proactive efforts to build a business development team for our nationwide expansion. Also, during the fourth quarter, we launched our math lab program in cooperation with East China Normal University to further enhance our brand awareness and penetration into schools. Despite the additional expenses for these initiatives during the quarter, we believe the upfront investments in our team-building and cooperative programs will better position us to capture the tremendous opportunity in the after-school education market in China,” Ms. Zuo concluded.

Fourth Quarter Fiscal 2018 Financial Results

Revenue increased by 40.0% to RMB67.2 million (US$10.6 million) for the fourth quarter of fiscal year 2018 from RMB48.0 million in the same period of last year, primarily due to tuition increases in regular programs, increased revenue contribution from the Ivy Program, revenue contribution from the small-class for regular programs, development of the middle school and non-math programs as well as the expansion of physical learning center network.

Cost of revenue increased by 41.8% to RMB29.5 million (US$4.7 million) for the fourth quarter of fiscal year 2018 from RMB20.8 million in the same period of last year, primarily attributable to costs associated with the increase in staff count as well as learning centers’ rental, utilities and depreciation costs.

Gross profit increased by 38.6% to RMB37.7 million (US$6.0 million) for the fourth quarter of fiscal year 2018 from RMB27.2 million in the same period of last year. Gross margin was 56.1% for the fourth quarter of fiscal year 2018, compared with 56.6% in the same period of last year. The decline in gross margin was primarily due to the expansion of new centers and faculty, which incurred certain upfront costs, as well as the discounts granted to students to promote the middle school and non-math programs.

General and administrative expenses increased by 60.5% to RMB24.4 million (US$3.9 million) for the fourth quarter of fiscal year 2018 from RMB15.2 million in the same period of last year, primarily attributable to share-based compensation expenses of RMB5.7 million and professional services expenses of RMB2.6 million, as well as an increase in rental costs associated with the relocation of the Company’s headquarters.

Sales and marketing expenses increased by 96.8% to RMB11.5 million (US$1.8 million) for the fourth quarter of fiscal year 2018 from RMB5.8 million in the same period of last year, primarily due to the increase in headcount for sales and marketing and business development teams from 15 as of February 28, 2017 to 57 members as of February 28, 2018, and the increase in expenses related to promotional activities and share-based compensation expenses for sales and marketing staff.

Operating income decreased by 71.1% to RMB1.8 million (US$0.3 million) for the fourth quarter of fiscal year 2018 from RMB6.1 million in the same period of last year. Adjusted operating income, which excludes share-based compensation expenses, increased by 12.0% to RMB8.1 million (US$1.3 million) for the fourth quarter of fiscal year 2018 from RMB7.2 million in the same period of last year.

Net interest income increased by 215.7% to RMB2.1 million (US$0.3 million) for the fourth quarter of fiscal year 2018 from RMB0.7 million in the same period of last year.

Income tax expenses decreased by 81.9% to RMB0.7 million (US$0.1 million) for the fourth quarter of fiscal year 2018 from RMB3.7 million in the same period of last year.

Net income reached RMB2.7 million (US$0.4 million) during the fourth quarter of fiscal year 2018, down 17.8% from RMB3.3 million in the same period of last year. Adjusted net income, which excludes share-based compensation expenses and fair value change of warrants, increased by 106.7% to RMB9.0 million (US$1.4 million) from RMB4.4 million in the same period of last year. Adjusted net margin was 13.4%, compared with 9.1% in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders was RMB0.09 (US$0.01) and RMB0.08 (US$0.01), respectively, compared with RMB0.09 and RMB0.09, respectively, for the same period of last year. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders was RMB0.22 (US$0.03) and RMB0.20 (US$0.03), respectively, compared with RMB0.13 and RMB0.13, respectively, for the same period of last year.

Cash and cash equivalents. As of February 28, 2018, the Company had cash and cash equivalents of RMB583.3 million (US$92.2 million), an increase of 152.6% compared with RMB231.0 million as of February 28, 2017, primarily due to net proceeds of RMB594.6 million (US$89.7 million) from the Company’s initial public offering. The increase was partially offset by an RMB122.1 million (US$20.0 million) dividend distribution and an investment of RMB158.2 million (US$25.0 million) in funds for more efficient cash management.

Shares Outstanding

As of May 16, 2018, the Company had a total of 24,026,591 ordinary shares outstanding, or 48,053,182 ADSs. Each two ADSs represent one ordinary share.

Fiscal Year 2018 Financial Results

Revenue increased by 47.9% to RMB300.5 million (US$47.5 million) for the fiscal year 2018 from RMB203.2 million in the fiscal year 2017, primarily due to increased revenue contribution from the Ivy Program and the expansion of the physical learning center network.

Cost of revenue increased by 28.2% to RMB109.4 million (US$17.3 million) for the fiscal year 2018 from RMB85.3 million in the fiscal year 2017, primarily attributable to an increase in teachers compensation and rental costs.

Gross profit increased by 62.2% to RMB191.1 million (US$30.2 million) for the fiscal year 2018 from RMB117.8 million in the fiscal year 2017. Gross margin was 63.6% for the fiscal year 2018, compared with 58.0% in the fiscal year 2017.

General and administrative expenses increased by 120.9% to RMB92.9 million (US$14.7 million) for the fiscal year 2018 from RMB42.1 million in the fiscal year 2017, primarily attributable to share-based compensation expenses, increases in personnel costs and the listing expenses in connection with the Company’s initial public offering.

Sales and marketing expenses increased by 191.1% to RMB36.6 million (US$5.8 million) for the fiscal year 2018 from RMB12.6 million in the fiscal year 2017, primarily due to the Company’s donation to East China Normal University and increased marketing and business development headcount.

Operating income decreased by 2.6% to RMB61.6 million (US$9.7 million) for the fiscal year 2018 from RMB63.2 million in the fiscal year 2017. Adjusted operating income, which excludes share-based compensation expenses, increased by 27.8% to RMB85.1 million (US$13.4 million) for the fiscal year 2018 from RMB66.6 million in the fiscal year 2017.

Net interest income increased by 82.6% to RMB5.5 million (US$0.9 million) for the fiscal year 2018 from RMB3.0 million in the fiscal year 2017.

Income tax expenses increased by 33.4% to RMB26.4 million (US$4.2 million) for the fiscal year 2018 from RMB19.8 million in the fiscal year 2017.

Net income increased by 141.3% to RMB41.8 million (US$6.6 million) during the fiscal year 2018, compared with RMB17.3 million in the fiscal year 2017. Adjusted net income, which excludes share-based compensation expenses and fair value change of warrants, was

RMB65.3 million (US$10.3 million) during the fiscal year 2018, compared with RMB49.2 million in the fiscal year 2017. Adjusted net margin was 21.7%, compared with 24.2% in the fiscal year 2017.

Basic and diluted net income per ADS attributable to ordinary shareholders was RMB1.07 (US$0.17) and RMB0.99 (US$0.16), respectively, compared with RMB0.49 and RMB0.47, respectively, for the fiscal year 2017. Adjusted basic and diluted net income per ADS attributable to ordinary shareholders was RMB1.76 (US$0.28) and RMB1.62 (US$0.26), respectively, compared with RMB1.62 and RMB1.57, respectively, for the fiscal year 2017.

Recent Developments

Subsequent to the year ended February 28, 2018, the Company has entered into an acquisition agreement to acquire 90% equity shares of a renowned early childhood education provider in Shanghai for a total consideration of RMB128.9 million. The acquisition aims to further explore and cultivate market opportunities in the early childhood training and education area in Shanghai.

Business Outlook

For the first quarter of fiscal 2019, the Company expects to generate revenue in the range of RMB89.4 million to RMB92.8 million, representing year-over-year growth of approximately 30% to 35%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 16, 2018 (8:00 PM Beijing/Hong Kong time on May 16, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Four Seasons Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until May 23, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10120382

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading after-school math education service provider for elementary school students in Shanghai. The Company’s vision is to unlock students’ intellectual potential through high quality and effective math education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math, and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers, world-class competition champions and top mathematics Olympiad coaches in China. Over the years, the quality of the Company’s education services has been demonstrated by its students’ outstanding academic performance.

For more information, please visit http:// ir.sijiedu.com.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and use certain non-GAAP measures, including primarily adjusted operating income, adjusted net income, adjusted margin and adjusted basic and diluted net income per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. To present each of these non-GAAP measures, the Company excludes (i) share-based compensation expenses, and (ii) fair value change of warrants. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses and fair value change of warrants that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-

GAAP financial measures also facilitate management's internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of warrants that have been and will continue to be for the foreseeable future a significant recurring expense in the Company's business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3280 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2018.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the

U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For investor and media inquiries, please contact:

In China:
Four Seasons Education (Cayman) Inc.
Ellen Wang
Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 5730-6200

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28	February 28	February 28
	2017	2018	2018
	RMB	RMB	USD

Current assets:
Cash and cash equivalents	230,968	583,324	92,181
Accounts receivable	223	5,686	899
Amounts due from related parties	45,145	-	-
Other receivables, deposits and other assets	6,282	6,015	951
Total current assets	282,618	595,025	94,031

Property and equipment, net	7,395	23,920	3,780
Goodwill	557	557	88
Deferred tax assets	1,018	4,052	640
Rental deposits—non-current	4,538	10,493	1,658
Long-term investment under fair value	-	158,235	25,006
Total non-current assets	13,508	197,257	31,172
TOTAL ASSETS	296,126	792,282	125,203

Current liabilities
Amounts due to related parties	420	390	62
Accrued expenses and other current liabilities	32,250	29,221	4,619
Income tax payable	7,170	14,622	2,311
Deferred revenue	84,843	90,101	14,238
Total current liabilities	124,683	134,334	21,230
TOTAL LIABILITIES	124,683	134,334	21,230

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28	February 28	February 28
	2017	2018	2018
	RMB	RMB	USD

Mezzanine equity
Series A convertible redeemable preferred shares (US$0.0001 par value; 3,000,000 and nil shares authorized, issued and outstanding as of February 28, 2017 and 2018, respectively)	22,174	-	-
Series A-1 convertible redeemable preferred shares (US$0.0001 par value; 2,222,222 and nil shares authorized, issued and outstanding as of February 28, 2017 and 2018, respectively)	141,633	-	-
Total mezzanine equity	163,807	-	-

EQUITY
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 14,000,000 and 24,026,591 shares issued and outstanding as of February 28, 2017 and 2018, respectively)	9	15	2
Additional paid-in capital	8,305	679,829	107,432
Accumulated deficit	(12,922)	-	-
Accumulated other comprehensive income (loss)	6,462	(28,309)	(4,474)
Shareholders’ equity	1,854	651,535	102,960
Non-controlling interests	5,782	6,413	1,013
Total equity	7,636	657,948	103,973

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	296,126	792,282	125,203

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Three Months Ended February 28,			Twelve Months Ended February 28,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD

Revenue	47,969	67,163	10,614	203,188	300,533	47,493
Cost of revenue	(20,795)	(29,496)	(4,661)	(85,349)	(109,444)	(17,295)

Gross profit	27,174	37,667	5,953	117,839	191,089	30,198

General and administrative expenses	(15,208)	(24,407)	(3,857)	(42,071)	(92,932)	(14,686)
Sales and marketing expenses	(5,838)	(11,491)	(1,816)	(12,563)	(36,565)	(5,778)

Operating income	6,128	1,769	280	63,205	61,592	9,734

Subsidy income	504	48	8	579	2,432	384
Interest income, net	674	2,128	336	3,037	5,546	876
Other expenses, net	(336)	(592)	(94)	(1,089)	(1,302)	(206)
Fair value change of warrants	-	-	-	(28,473)	-	-

Income before income taxes and loss from equity in affiliates	6,970	3,353	530	37,259	68,268	10,788

Income tax expense	(3,705)	(671)	(106)	(19,804)	(26,424)	(4,176)
Loss from equity in affiliates, net of taxes	-	-	-	(116)	-	-

Net income	3,265	2,682	424	17,339	41,844	6,612
Net loss attributable to non-controlling interest	(318)	(1,416)	(224)	(327)	(2,529)	(400)
Net income attributable to Four Seasons Education (Cayman) Inc.	3,583	4,098	648	17,666	44,373	7,012

Net income per ordinary share:
—Basic	0.19	0.17	0.03	0.97	2.15	0.34
—Diluted	0.18	0.16	0.03	0.94	1.98	0.31

Weighted average shares used in calculating net income per ordinary share:
—Basic	14,000,000	24,026,591	24,026,591	14,000,000	17,057,056	17,057,056
—Diluted	14,671,772	25,760,602	25,760,602	14,470,129	18,524,644	18,524,644

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data and per share data)

	Three Months Ended February 28,			Twelve Months Ended February 28,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD

Net income	3,265	2,682	424	17,339	41,844	6,612
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(5,915)	28,856	4,560	4,434	34,771	5,495
Comprehensive income (loss)	(2,650)	31,538	4,984	21,773	76,615	12,107
Less: Comprehensive loss attributable to non-controlling interest	(318)	(1,416)	(224)	(327)	(2,529)	(400)
Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	(2,332)	32,954	5,208	22,100	79,144	12,507

FOUR SEASONS EDUCATION (CAYMAN) INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands, except share data and per share data)

	Three Months Ended February 28,			Twelve Months Ended February 28,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD

Net income	3,265	2,682	424	17,339	41,844	6,612
Add: share-based compensation expenses	1,085	6,311	997	3,363	23,470	3,709
Add: fair value change of warrants	-	-	-	28,473	-	-
Adjusted net income	4,350	8,993	1,421	49,175	65,314	10,321

Net margin	6.8%	4.0%	4.0%	8.5%	13.9%	13.9%
Add: share-based compensation expenses	2.3%	9.4%	9.4%	1.7%	7.8%	7.8%
Add: fair value change of warrants	-	-	-	14.0%	-	-
Adjusted net margin	9.1%	13.4%	13.4%	24.2%	21.7%	21.7%

Net operating income	6,128	1,769	280	63,205	61,592	9,734
Add: share-based compensation expenses	1,085	6,311	997	3,363	23,470	3,709
Adjusted operating income	7,213	8,080	1,277	66,568	85,062	13,443

Basic net income per ADS attributable to ordinary shareholders	0.09	0.09	0.01	0.49	1.07	0.17
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.04	0.13	0.02	0.12	0.69	0.11
Add: fair value change of warrants per ADS attributable to ordinary shareholders	-	-	-	1.01	-	-
Adjusted basic net income per ADS attributable to ordinary shareholders	0.13	0.22	0.03	1.62	1.76	0.28
Diluted net income per ADS attributable to ordinary shareholders	0.09	0.08	0.01	0.47	0.99	0.16
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.04	0.12	0.02	0.12	0.63	0.10
Add: fair value change of warrants per ADS attributable to ordinary shareholders	-	-	-	0.98	-	-
Adjusted diluted net income per ADS attributable to ordinary shareholders	0.13	0.20	0.03	1.57	1.62	0.26
Weighted average ADSs used in calculating earnings per ADS
Basic	28,000,000	48,053,182	48,053,182	28,000,000	34,114,111	34,114,111
Diluted	29,343,544	51,521,204	51,521,204	28,940,257	37,049,289	37,049,289